FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                           SENIOR MANAGEMENT CHANGES
                  AT CORPORATE, INVESTMENT BANKING AND MARKETS

HSBC today announced that Stuart Gulliver is to assume sole responsibility for the Group's Corporate, Investment Banking and Markets (CIBM) businesses with immediate effect. Stuart will also assume responsibility for HSBC's Group Investment Businesses.

HSBC has made significant progress developing its CIBM businesses in the last three years under the joint leadership of Stuart Gulliver and John Studzinski. With the investment phase nearly complete, CIBM's pre-tax profits of US$5.2 billion in 2005 represented a quarter of the Group's profits worldwide. The business has clear momentum and has reached a level of development that makes it appropriate to fully integrate these businesses under the sole leadership of Stuart Gulliver.

As Head of CIBM, Stuart takes over the global banking responsibilities of John Studzinski, who is leaving HSBC later this year to become a senior managing director and partner with the Blackstone Group, the global investment and advisory firm. Alain Dromer, CEO of HSBC's Group Investment Businesses, will also report directly to Stuart.

Stuart Gulliver said: "We have achieved significant momentum in M&A and equity capital markets over the last three years. These areas are essential competencies for a Group of our size with significant relationships with financial institutions and corporates around the globe. The linkages with our Global Markets business, including equities, and with our financing platform are proven, and M&A and ECM will remain a priority for me.

"With our Group Investment Businesses, HSBC has already put in place a clear and ambitious strategy for growing this area with all customers worldwide. Early results are very encouraging. I fully support Alain and his team in driving this fast-growing business forward."

John Studzinski will focus on client work until he leaves HSBC on 30 September 2006. After that date, he will continue his professional relationship with HSBC in the form of an advisor to HSBC's senior management.

Joining the Blackstone Group in the autumn, John will be on the firm's executive committee and will have a global business role, dividing his time principally between London and New York.

John Studzinski said: "This is a big and exciting change I have thought about a lot. The opportunity to work in the very different environment of a smaller, private partnership, which at the same time offers all the challenges of a hugely successful global business, was something I found irresistibly attractive.

"The decision to leave HSBC has been made easier by knowing that the investment bank is really beginning to show what it is capable of, with a strong core operation currently involved in four of the biggest M&A transactions in Europe. All the reasons that encouraged me to join HSBC in the first place - its brand, network and emerging markets franchise - are even stronger today, so the investment bank can look to the future with confidence."

Explaining the new structure, Stephen Green, Group Chief Executive of HSBC, said: "We embarked on our five year strategic plan for CIBM in 2003, and the business is clearly gaining momentum. The success of our strategy was demonstrated in 2005 earnings growth across several key product areas.

"We have established a leading position in foreign exchange, transaction banking, project and export finance and in funds administration. The investment banking business is gaining traction and has secured advisory roles in several landmark transactions this year, building on the progress achieved in 2005.

"The major investment phase of building our investment banking business is almost complete. John's contribution over the last three years has been immense and we will continue to enjoy the benefit of his advice at a senior level. As we move the business forward, it is appropriate to fully integrate the management and in Stuart we have a world class professional to lead it.

"Building our corporate, investment banking and markets business remains an absolutely core component of our global growth strategy."

Notes to editors:

1. CIBM
HSBC Corporate, Investment Banking and Markets provides tailored financial products and services to major government, corporate and institutional clients. Within client-focused business lines, Global Banking, Global Markets and Global Transaction Banking, CIBM offers a full range of capabilities, including foreign exchange, fixed income, equity sales and trading, equity and debt capital markets, derivatives, risk advisory, investment banking, payments and cash management, trade services and securities services. For more information on CIBM, please visit www.cibm.hsbc.com.

2. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  18th May, 2006